United States securities and exchange commission logo





                              December 1, 2023

       Charles Nader
       Chief Executive Officer
       Doc.com Inc.
       408 Broadway
       New York, NY 10013

                                                        Re: Doc.com Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed November 27,
2023
                                                            File No. 024-12337

       Dear Charles Nader:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2023 letter.

       Form 1-A filed November 27, 2023

       Business, page 17

   1. We note your response to prior comment 1 and that you "connect healthcare professionals
                                                        to patients and don   t
have a contract directly with healthcare professionals as a payer."
                                                        However, we also note
your disclosure indicating you intend to bill insurance companies, sell over-the-counter
products, and appear to anticipate an active role in the doctor-patient communications. Please
revise to clarify the level of involvement the company will have between patients and
doctors, psychologists, and veterinarians, and to more clearly discuss the services that will
be provided.
 Charles Nader
FirstName LastNameCharles Nader
Doc.com Inc.
Comapany1,
December  NameDoc.com
             2023        Inc.
December
Page 2    1, 2023 Page 2
FirstName LastName
       Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Andy Altahawi